NEWS RELEASE
April 18 , 2007	Release 06-2007

For immediate release

WESTERN COPPER CONFIRMS POTENTIAL AT NW EXPO AND
DISCOVERS NEW MOLYBDENUM ZONE

Vancouver, British Columbia- Western Copper Corp (TSX: WRN) reports that recent diamond drilling at North West Expo on the northern end of Vancouver Island has further confirmed the potential for a large tonnage gold, molybdenum and copper mineralization deposit. Two diamond drill holes EC-233 and EC-234, with intercepts 100 meters on either side of diamond drill holes EC-218 and EC-228 which were drilled in December of 2005, have indicated the continuity of two separate zones, a molybdenum gold zone and a gold copper molybdenum zone.

Dale Corman Western Copper’s Chief Executive Officers comments “Drilling at NW Expo has demonstrated continuity from earlier drilling. We are very encouraged by the gold and molybdenum content of this zone. Our efforts to define additional tonnage of higher grade material to mine in conjunction with our Hushamu deposit appear to be very promising. The Cougar Zone which represents a new copper, gold, molybdenum porphyry discovery warrants further drilling to demonstrate its potential”.

Holes EC-233 intersected 82.6 metres from 138.7 to 221.3 metres grading 0.033 % molybdenum and 0.14 grams per tonne gold. Further down the hole from 271.3 to 453.8 metres, an interval of 182.5 metres, the hole averaged 0.58 grams per tonne gold, 0.078 % copper and .013 % molybdenum.

EC-234 intersected 27.4 metres from 140.2 metres to 167.6 metres grading 0.022 % molybdenum and 0.13 grams per tonne gold. From 246.9 metres to 451.1 metres, an interval of 204.2 metres, the hole averaged 0.74 grams of gold per tonne, 0.11 % copper and 0.012 % molybdenum.

For reference, in December 2005, diamond drill hole EC-218 intercepted 0.46 grams per tonne gold, 0.09% copper and 0.042% Mo over 144.6 metres. Diamond drill hole EC-228, drilled in the same plane, intersected 1 gram per tonne Au , 0.17 % copper and 0.025% Mo over 95 metres. (see attached map).

The mineralized zones appear to strike NW and dip to the NE, and are inferred by a linear magnetic anomaly, striking NW, several hundred metres in length. Additionally, some alteration assemblages analogous to both the Island Copper deposit and the Hushamu deposit were recognized in the core.

Diamond drill holes EC-236 and EC-242 drilled 1.1 kilometres to the north east on a separate magnetic geophysical anomaly (Cougar Zone) have also intersected gold and copper mineralization. Hole EC-242 returned intercepts of 61.0 metres from 210.3 metres to 271.3 metres grading 0.14 grams per tonne gold and 0.16 % copper, and 23.2 metres from 278.6 to 301.8 metres of 0.36 grams per tonne gold and 0.18 % copper. EC-236 returned 0.09 grams per tonne gold and 0.12 % copper over 176.4 metres from 219.2 metres to 395.6 metres.

2050 – 1111 West Georgia Street, Vancouver, B.C., Canada V6E 4M3 | T. 604.684.9497 F. 604.669.2926 |
WWW.WESTERNCOPPERCORP.COM

Composited results from completed holes EC-233 and EC-234 from NW Expo and EC-242 and EC-236 from the Cougar Zone are shown in the table below. Hole EC-235 returned minor values from 145.4 m to the end of hole at 294.7 m. Holes EC-237, 238, 239, and 240 from the NW Expo Zone and Hole EC-241 from the Cougar Zone were stopped short of their objectives due to deep overburden or bad ground conditions.

Further results from both the North West Expo and Cougar Zones will be released as they are received.

Area	Hole	Zone	From (m)	To (m)	Interval (m)	Au (g/tonne)	Cu (ppm)	Mo (ppm)
NW Expo	EC-233 incl and incl	Upper Au-Mo Lower Au-Cu	138.7 271.3 271.3 313.9 313.9	221.3 453.8 313.9 453.8 423.7	82.6 182.5 42.6 139.9 109.8	0.14 0.58 0.24 0.68 0.82	33 777 228 944 1178	334 125 223 95 31
NW Expo	EC-234 incl incl incl incl and	Upper Au-Mo Lower Au-Cu	140.2 155.5 246.9 246.9 286.5 259.1 432.8	167.6 167.6 451.1 286.5 451.1 381.0 466.9	27.4 12.1 204.2 39.6 164.6 121.9 34.1	0.13 0.09 0.74 0.83 0.72 0.98 0.27	34 42 1050 187 1257 1259 510	215 394 120 402 52 131 206
Cougar	EC-236		219.2	395.6	176.4	0.09	1214	33
Cougar	EC-242 incl		210.3 240.8 278.6	271.3 271.3 301.8	61.0 30.5 23.2	0.14 0.19 0.36	1549 1837 1804	92 114 27

Jim Lehtinen, P.Geo., is the qualified person responsible for managing the Hushamu property exploration program and has reviewed the technical information in this news release. QA/QC including assurance of chain of custody has been implemented in accordance with industry best practices. Split core samples are prepped and analyzed by ALS Chemex. Prepped samples are initially run using an aqua regia digestion process and conventional multi-element ICP-AES analysis. Gold assays are run using 30 gram sample fire assay with an AA finish to a 0.005 ppm detection limit. A series of property specific duplicates and blanks are routinely submitted, and check assaying is implemented at regular intervals.

On behalf of the board,

“Dale Corman”
F. Dale Corman
C.E.O. and Co-Chairman

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Western Copper Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

Cautionary Note to U.S. Investors:
The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as

2050 – 1111 West Georgia Street, Vancouver, B.C., Canada V6E 4M3 | T. 604.684.9497 F. 604.669.2926 |
WWW.WESTERNCOPPERCORP.COM

“measured,” “indicated,” and “inferred” “resources,” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. investors are urged to consider closely the disclosure in Western’s Form 20-F, File No. 000-52231, which may be secured from the Company, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

FOR FURTHER INFORMATION, PLEASE CONTACT:

David Jensen
Vice President, Corporate Development
Phone: 604.684.9497
Email: info@westerncoppercorp.com
www.westerncoppercorp.com

2050 – 1111 West Georgia Street, Vancouver, B.C., Canada V6E 4M3 | T. 604.684.9497 F. 604.669.2926 |
WWW.WESTERNCOPPERCORP.COM

569500 mE
570500 mE
571500 mE
5619500 mN
5618500 mN
EC-236
EC-230
EC-242
EC-241
EC-247
EC-229
EC-233
EC-234
EC-218
EC-231
EC-244
EC-245
EC-228
Cougar Zone
EC-237
EC-238
EC-223
EC-246
EC-240
EC-239
EC-227
NE Expo Zone
EC-235
EC-222
EC-224
EC-232
EC-221
EC-243
N
Logging Road
Trend of Magnetic High
2007 DDH (Reported)
EC-233
2007 DDH (Not Reported)
EC-235
2005 DDH
228
500 m
Western Copper Corp.
HUSHAMU PROJECT
NW EXPO & COUGAR ZONES
DATE April 2007
SCALE as shown
UTM NAD 83
DISTRICT Nanaimo
NTS 092L/12